OFFER BY
                            C&F FINANCIAL CORPORATION
                              TO PURCHASE FOR CASH
                                      UP TO
                       210,000 SHARES OF ITS COMMON STOCK


To Brokers, Dealers, Commercial Bank,                             March 3, 1997
  Trust Companies and other Nominees:

            We are enclosing the material listed below relating to the Offer by C&F Financial Corporation, a Virginia corporation (the "Company") to purchase up to a maximum of 210,000 shares of common stock (the "Shares") at a price of $21.00 net per share to the selling shareholders, subject to the terms and conditions of the Offer to Purchase dated March 3, 1997 and the related Letter of Transmittal (which together constitute the "Offer").

            We enclose copies of the following documents:

            1.  Offer to Purchase dated March 3, 1997;

            2. Letter of Transmittal (including Substitute Form W-9 Guidelines) for your use and for the information of your clients;

            3. Letter which may be sent to clients for whose account you hold Shares in your name or the name of your nominee, with space provided for obtaining such client's instructions with regard to the Offer; and

            4.  Letter dated March 3, 1997, to the Company's shareholders.

            Please advise us as to how many additional copies of the tender offer documents you will require for distribution to your clients by contacting our Depository Agent, Citizens and Farmers Bank, Attn.: Tom Cherry, P. O. Box 391, West Point, Virginia 23181-0391.

            No fees or commissions will be payable to brokers, dealers or persons for soliciting tenders of Shares pursuant to the Offer. However, the Company will reimburse brokers, dealers, commercial banks, trust companies, and other nominees for their reasonable and necessary costs incurred in forwarding the Offer to Purchase and related documents to beneficial owners of Shares held by such entities as nominee or in a fiduciary capacity. Please forward all invoices for reimbursement to Tom Cherry, Chief Accounting Officer, Citizens & Farmers Bank, P. O. Box 391, West Point, Virginia 23181-0391. No such broker, dealer, bank, trust company or other nominee has been authorized to act as the agent of the Company or the Depository.

            We urge you to contact your clients promptly. Please note that the withdrawal deadline, proration date and expiration date are all Friday, March 28, 1997, at 5:00 p.m. Eastern Time (unless extended).

            As described in the Offer to Purchase, tenders may be made without the concurrent deposit of stock certificates and any other required documents, if such tenders are made by or through a broker or dealer which is a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office, branch or agency in the United States. Certificates for shares so tendered and any other required documents must be received within five business days after the Depository has previously received a properly completed and duly executed Notice of Guaranteed Delivery.

            Any questions or requests for assistance or additional copies of the Offer to Purchase and the Letter of Transmittal may be directed to Tom Cherry, Vice President and Chief Accounting Officer, or Brad Schwartz, Vice President and Chief Information Officer, at (804) 843-2360.

                                                   Very truly yours,



                                                   C&F FINANCIAL CORPORATION

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON AS THE AGENT OF THE COMPANY OR THE DEPOSITORY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENTS OR TO MAKE ANY STATEMENTS ON THEIR BEHALF IN CONNECTION WITH THE OFFER, OTHER THAN THE DOCUMENTS ENCLOSED HEREIN AND THE STATEMENTS CONTAINED THEREIN.